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                          August 4, 2021

       Robert B. Ladd
       President
       MGT Capital Investments, Inc.
       150 Fayetteville Street, Suite 1110
       Raleigh, NC 27601

                                                        Re: MGT Capital
Investments, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 29, 2021
                                                            File No. 333-258273

       Dear Mr. Ladd:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jan Woo,
Legal Branch Chief, at 202-551-3453 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Brian Bernstein